UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)

Compellent Technologies, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 20452A108
(CUSIP Number) December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 20452A108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Asset Management LLC Tax ID #41-2066451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,137,013
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,137,013
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,013
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON (See Instructions) IA

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CUSIP No. 20452A108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cargill, Incorporated Tax ID #41-0177680
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,137,013
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,137,013
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,013
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1.
(a)	Name of Issuer
Compellent Technologies, Inc.

(b)	Address of Issuer's Principal Executive Offices
7625 Smetana Lane
Eden Prairie, MN  55344

Item 2.

(a)   Name of Person Filing

This statement is filed by: (i) Black River Asset Management LLC (“Black River”) with respect to shares of common stock of the Issuer (“Shares”) owned by Cargill, Incorporated (“Cargill”); and (ii) Cargill with respect to Shares owned by it.

(b)   Address of Principal Business Office or, if none, Residence

Business office of Black River
12700 Whitewater Drive
Minnetonka, MN 55343

Address of the principal business office of Cargill
15407 McGinty Road West
Minnetonka, MN  55391

(c)   Citizenship

Black River is a Delaware limited liability company.
Cargill is a Delaware corporation.

(d)   Title of Class of Securities

Common Stock

(e)   CUSIP Number

20452A108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act.

(b) ☐	Bank as defined in section 3(a)(6) of the Act.

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

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(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership

The percentages used herein are calculated based upon the Shares issued and outstanding as of November 9, 2007, as reported on the Issuer’s quarterly report on Form 10-Q filed for the quarterly period ending September 30, 2007.

1.  Black River Asset Management LLC (“Black River”)
(a)  Amount beneficially owned:  1,137,013
(b)  Percent of class:  3.7%
(c)  Number of shares as to which the person has:
(i)  Sole power to vote or to direct the vote:  1,137,013
(ii)  Shared power to vote or to direct the vote:  0
(iii)  Sole power to dispose or to direct the disposition of:  1,137,013
(iv)  Shared power to dispose or to direct the disposition of:  0

2.  Cargill, Incorporated (“Cargill”)
(a)  Amount beneficially owned:  1,137,013
(b)  Percent of class:  3.7%
(c)  Number of shares as to which the person has:
(i)  Sole power to vote or to direct the vote:  1,137,013
(ii)  Shared power to vote or to direct the vote:  0
(iii)  Sole power to dispose or to direct the disposition of:  1,137,013
(iv)  Shared power to dispose or to direct the disposition of:  0

Black River does not own any Shares or securities convertible into Shares. Pursuant to a managed account agreement, Black River has investment and voting power with respect to the securities held by Cargill.

Item 5.     Ownership of Five Percent or Less of a Class
 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Not applicable.

Item 8.      Identification and Classification of Members of the Group

  Not applicable.

Item 9.      Notice of Dissolution of Group

 Not applicable.

Item 10.   Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 16, 2010
Date
/s/ Robert S. Goedken
Signature
Black River Asset Management LLC
Robert S. Goedken, Chief Legal Officer
Name/Title

February 16, 2010
Date
/s/ Robert S. Goedken
Signature
Cargill, Incorporated
By: Black River Asset Management LLC, Its Investment Adviser
Robert S. Goedken, Chief Legal Officer
Name/Title

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Compellent Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 16th day of February, 2010.

Black River Asset Management LLC

By:	/s/ Robert S. Goedken
Robert S. Goedken

Cargill, Incorporated
By:	Black River Asset Management LLC,
its Investment Advisor

By:	/s/ Robert S. Goedken
Robert S. Goedken

(2751140)

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